FORM 8-B


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


             REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
                  FILED PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       MidAmerican Energy Holdings Company
             (Exact name of registrant as specified in its charter)

          Iowa                                              42-1451822
(State of incorporation)                                    (I.R.S. Employer
                                                            Identification No.)

     666 Grand Avenue, P. O. Box 657, Des Moines, Iowa      50303-0657
          (Address of principal executive offices)          (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                     Title of each class to be so registered

                           Common Stock, No Par Value

          Name of each exchange on which each class is to be registered

                          New York Stock Exchange, Inc.



Item 1.         General Information

     MidAmerican Energy Holdings Company ("Company") was organized on January 24, 1996 as a corporation under the laws of the State of Iowa. The Company's fiscal year ends on the 31st day of December.


Item 2.         Transaction of Succession

     (a) The Company's predecessor, MidAmerican Energy Company, an Iowa corporation ("MidAmerican"), has securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Act"). Upon consummation of the Share Exchange (as defined below), MidAmerican intends to terminate such registration with respect to its common stock, no par value ("MidAmerican Common Stock").

     (b) Upon the effectiveness of the Articles of Exchange filed by the Company with the Secretary of State of the State of Iowa on December 1, 1996 (the "Effective Date"), each share of MidAmerican Common Stock then outstanding will be exchanged on a share-for-share basis for shares of the common stock of the Company having no par value ("Company Common Stock"). Midmerican has already obtained the requisite approval of holders of a majority of the outstanding shares of MidAmerican Common Stock, and the approval of various regulatory authorities. As a result of the share exchange as described above ("Share Exchange"), the holders of MidAmerican Common Stock will receive one share of Company Common Stock in exchange for each share of MidAmerican Common Stock. MidAmerican will become a wholly-owned subsidiary (as defined in Rule 12b-2 promulgated under the Act) of the Company, and the Company will replace MidAmerican as the publicly held corporation as of the Effective Date.

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Item 3.         Securities to be Registered

     The number of shares of Company Common Stock presently authorized is 350,000,000 of which 100,751,713 shares will be issued at the effective time of the Share Exchange and none of which shares will be held by or for the account of the registrant.


Item 4.         Description of Registrant's Securities to be Registered

     The description of the securities to be registered is set forth in under the caption "Holdings Capital Stock" on page 37 of the Proxy Statement/Prospectus dated March 18, 1996 ("Proxy Statement/Prospectus") contained in the Company's registration statement on Form S-4 (Registration No. 333-01645) (the "Registration Statement") (incorporated by reference herein) and such description is incorporated herein by reference and is being filed herewith pursuant to Rule 12b-23 under the 1934 Act.


Item 5.         Financial Statement and Exhibits

         (a)      Financial Statements

     No financial statements are required to be filed herewith because the consolidated capital structure and balance sheet of the Company immediately after consummation of the Share Exchange will be substantially the same as that of MidAmerican immediately prior to consummation of the Share Exchange.

         (b)      Exhibits

1.   The   Agreement   and  Plan  of   Exchange  is   contained   in  the  Proxy
     Statement/Prospectus incorporated herein by reference.

2. The Proxy Statement/Prospectus is incorporated herein by reference to the Registration Statement, of which the Proxy Statement/Prospectus is a part.

3. The information under the caption "Holdings Capital Stock" contained in the Proxy Statement/Prospectus is incorporated herein by reference in Item 4 above.


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   MIDAMERICAN ENERGY HOLDINGS COMPANY


                                   By   /s/  Paul J. Leighton

                                   Name:     Paul J. Leighton
                                   Title:    Corporate Secretary

Dated:  November 11, 1996